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                                                                     EXHIBIT 1.2



[CHINA MOBILE LOGO]                                        FOR IMMEDIATE RELEASE


CHINA MOBILE (HONG KONG) ANNOUNCES ALLIANCE WITH VODAFONE AND HP FOR RESEARCH AND DEVELOPMENT OF WIRELESS DATA SERVICES IN CHINA

HONG KONG, JANUARY 9, 2002 -- China Mobile (Hong Kong) Limited (NYSE: CHL;
HKSE: 941) ("CMHK") today announced that CMHK's majority-owned subsidiary, Aspire Holdings Limited ("Aspire"), has formed a business alliance with a member of Vodafone Group Plc (LSE: VOD) ("Vodafone") in the areas of research and development of wireless data services, in addition to Aspire's previous alliance with Hewlett-Packard Company (NYSE: HWP) ("HP"). The broad range of initiatives is expected to include joint research and development in providing wireless platforms and solutions for mobile network operators, online merchants and content providers in China. CMHK and Vodafone will also work together to offer seamless roaming services for wireless data subscribers of CMHK, Vodafone, and their affiliates, and provide a single application programming interface for content and application providers to interconnect to the wireless data platforms of both operators.

As part of the business alliance, Vodafone will make an investment of US$34.965 million for a 9.99 per cent. equity stake in Aspire. HP will also make a further investment in Aspire, in addition to its initial investment in January 2001, to increase its equity interest in Aspire to 7 per cent. Vodafone and HP will, respectively, become the preferred providers of wireless data application software, and hardware and related services, for Aspire's Mobile Information Services Center (MISC) platform, a standardized nationwide platform for wireless data services in China, subject to both parties providing competitive products and services. Both parties will work closely with Aspire in the design, implementation and support of Aspire's services in China.

"With Vodafone joining Aspire as a strategic shareholder along with HP, Aspire can now leverage both companies' leading expertise and experience in wireless data solutions to further accelerate its development. We believe that this will enhance the development of CMHK's wireless data businesses, improve our competitive edge, as well as broaden our revenue (ARPU) sources and provide us with further growth momentum", said Mr. Wang Xiaochu, the Chairman and CEO of CMHK.

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Vodafone's joining Aspire will further cooperation between the world's two largest wireless operators in terms of subscribers, to complement their strategic alliance previously announced in February, 2001.

Aspire was established by CMHK in mid 2000 to develop and provide wireless data service solutions, as well as systems and gateway integration services. Its other shareholders include ASP Investment Holdings Limited, an affiliate of Merrill Lynch (Asia Pacific) Limited. Aspire will initially target the provincial mobile network operators of CMHK and its parent, China Mobile Communications Corporation ("CMCC"), which altogether service more than 100 million mobile subscribers in China. In addition, Aspire also intends to provide wireless data systems integration and software development services to other mobile network operators and content and application providers in China.

Wireless data is believed to have enormous growth potential in China, given the high growth of mobile subscribers, especially in coastal areas, but relatively low Internet penetration. Aspire is a critical part of CMHK's overall strategy to capture the fast growing wireless data sector in China, and has entered into agreements with CMCC and CMHK to develop the MISC platform, a standardized nationwide platform, providing mobile and wireless data and Internet, as well as personalization features. It will also develop related application services for their provincial operating subsidiaries. This nationwide MISC platform will provide a standardized environment for running all wireless data applications and services, and should encourage the development of various applications and software by different content providers and third parties, further stimulating the growth of wireless data subscription and usage. CMHK is also expected to benefit from Aspire's projected fast growing revenue streams generated from various services.


About China Mobile (Hong Kong) Limited

China Mobile (Hong Kong) Limited is the 2nd largest mobile telecommunications company in the world in terms of number of subscribers, having a subscriber base of 67.5 million by November 2001. The company is the leading mobile operator in China and now operates in 13 provinces and municipalities in mainland China, serving a geographically contiguous market covering all the coastal regions of mainland China with approximately 628 million people, or approximately 50% of the total national population within its coverage area. Information about CMHK can be found on the World Wide Web at http://www.chinamobilehk.com.

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This news release contains forward-looking statements that are subject to known or unknown risks and uncertainties and certain assumptions. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements reflect our
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current views with respect to future events and are not a guarantee of future performance. Risks, uncertainties and assumptions include, but are not limited to, the possibility that technologies, applications, services, products or market for certain products and services may not develop as expected; that development of these technologies, applications, services, products and market may not proceed as planned; that the growth and prospects of the business alliance and Aspire may be adversely affected by unanticipated events; and other risks, uncertainties and assumptions that are described from time to time in the respective Securities and Exchange Commission reports and registration statements filed by CMHK, including but not limited to the annual report on Form 20-F for the year ended December 31, 2000 and the registration statement on Form F-3 (No. 333-47256) each filed by CMHK, and their subsequently filed reports. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, actual results may differ materially from those expressed or implied by these forward-looking statements contained in this news release. CMHK does not intend to update these forward-looking statements.


For any questions, please contact

Jacky Yung / Grace Wong/Rainie Lei
China Mobile (Hong Kong) Limited
Tel: 852 3121 8888    Fax: 852 3121 8851